Exhibit 12.1

Easton-Bell Sports, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended					First Quarter Ended		Pro Forma Fiscal Year Ended January 2, 2010
	December 31, 2005	December 30, 2006	December 29, 2007	January 3, 2009	January 2, 2010	April 4, 2009	April 3, 2010
	(IN THOUSANDS EXCEPT RATIOS)

EARNINGS:
Net income (loss)	$3,082	$(5,852)	$14,469	$13,413	$(4,098)	$975	$122	$(873)
Income tax expense (benefit)	4,321	(1,408)	11,432	18,004	4,646	626	82	6,622

“Earnings”	$7,403	$(7,260)	$25,901	$31,417	$548	$1,601	$204	5,749
FIXED CHARGES:
Interest expense including amortization of debt expense and discount	$21,887	42,401	41,590	41,909	44,910	8,323	11,512	45,139
Interest portion of rental expense	421	701	861	869	882	217	220	882

“Fixed Charges”	$22,308	$43,102	$42,451	$42,778	$45,792	$8,544	$11,732	$46,021

Earnings available for Fixed Charges	$29,711	$35,842	$68,352	$74,195	$46,340	$10,145	$11,936	$51,770

Ratio of Earnings to Fixed Charges	1.3	N/A	1.6	1.7	1.0	1.2	1.0	1.1
Amount by which earnings available for fixed charges is insufficient to cover fixed charges	—	$(7,260)	—	—	—	—	—	—

For the year ended December 30, 2006, earnings before fixed charges were insufficient to cover fixed charges by approximately $7,260.